November 14, 2005

VIA EDGAR, U.S. MAIL AND FACSIMILE (202) 772-9202
-------------------------------------------------

Ms. Beverly A. Singleton
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549-3581

         RE:  CompuDyne Corporation
              Item 4.01 Form 8-K
              Filed October 12, 2005
              File No. 0-32369
              --------------------------

Dear Ms. Singleton:

On behalf of CompuDyne Corporation, this letter responds to the Staff's comment letter dated October 24, 2005 regarding the Company's above-captioned Form 8-K. We have repeated each comment of the Staff in all caps below, and followed each comment with the response of the Company.

     1. SEE THE FOURTH PARAGRAPH REGARDING THE DISCLOSURE OF THE MATERIAL WEAKNESSES. PLEASE PROVIDE US WITH A COPY OF ANY LETTERS OR WRITTEN COMMUNICATION TO AND FROM THE FORMER ACCOUNTANTS, PRICEWATERHOUSECOOPERS, LLP, TO MANAGEMENT, THE BOARD OF DIRECTORS OR THE AUDIT COMMITTEE REGARDING THE MATERIAL WEAKNESSES IN YOUR INTERNAL CONTROLS.

          RESPONSE: PricewaterhouseCoopers LLP discussed the identified material weaknesses in its Report of Independent Registered Public Accounting Firm which is included in CompuDyne Corporation's Annual Report on Form 10-K/A for the year ended December 31, 2004. In addition, the identified material weaknesses were mentioned within the bodies of two documents. PricewaterhouseCoopers made a presentation on March 18, 2005 to the Company's Audit Committee, which included discussion of material weaknesses. The portion of the written summary of the presentation addressing material weaknesses is attached as Attachment

          I. In CompuDyne's June 24, 2005 representation letter to PricewaterhouseCoopers LLP issued in connection with the filing of the Company's Form 10-K/A, CompuDyne represented that "The items summarized in the accompanying schedule are appropriately (1) classified as significant deficiencies or material weaknesses in internal control over financial reporting, both individually and in the aggregate; and (2) reflected as to the status of the remediation as of December 31, 2004." The accompanying schedule appears as Attachment II to this letter. This letter was also provided to the Audit Committee. There were no other letters or written communications to or from our former accountants, PricewaterhouseCoopers, and the Company's management, Board of Directors or Audit Committee regarding the material weaknesses in our internal controls.

          During the audit process numerous meetings occurred between management, the Audit Committee and PricewaterhouseCoopers where preliminary observations were discussed, and draft versions of Attachment II were reviewed, but no other written materials were prepared as conclusions had not yet been finalized.

     2. IN DETAIL, DESCRIBE FOR US THE NATURE OF EACH MATERIAL WEAKNESS IN INTERNAL CONTROLS CITED BY THE FORMER AUDITORS AND THE AMOUNTS INVOLVED, IF ANY. ALSO, TELL US IN WHAT PERIOD THE REPORTABLE EVENT OCCURRED AND WHETHER OR NOT YOU RESTATED (OR INTEND TO RESTATE) ANY PRIOR PERIOD FOR ANY ADJUSTMENT RESULTING FROM THE REPORTABLE EVENT; AND IF NOT, WHY NOT. TELL US IN DETAIL THE STEPS YOU HAVE TAKEN (OR PLAN TO TAKE) AND PROCEDURES YOU IMPLEMENTED (OR PLAN TO IMPLEMENT) TO CORRECT EACH REPORTABLE EVENT.

          RESPONSE: As stated in Item 9A of the Company's Form 10-K/A filed for the year ended December 31, 2004, management of the Company identified three material weaknesses in internal control over financial reporting as of December 31, 2004.

          The first material weakness was that the Company did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of accounting principles generally accepted in the United States of America (GAAP) commensurate with the Company's financial reporting requirements to support the size, complexity, operating activities, and locations of the Company.

          The Company is a very small company. In 2004, its revenues were approximately $143 million and as of today, its total market cap is less than $45 million. In spite of these small numbers, the Company operates in a highly decentralized and therefore complex environment. The Company utilizes six distinct accounting systems and MIS platforms geographically dispersed throughout the United States. Accounting staffs are located at each of these geographically dispersed locations. In light of the relative complexity of our operations, the conclusion was reached that the level of our staff and the complement thereof was not adequate.

          In theory, certain of the adjustments indicated on Attachment III may in part be attributable to this material weakness, however, there were no amounts directly related to this weakness. The material weakness occurred in 2004.

          To address this material weakness the Company has upgraded and supplemented the talent of its accounting staff throughout the organization by hiring and promoting qualified candidates, including a number of external candidates. Through management's review of the accounting personnel and additions to the accounting staff, management believes it has made substantial progress in addressing this material weakness. Management considers this material weakness pervasive to the organization and even though management feels it has taken adequate steps to remediate the control deficiency it will not be able to identify all of the control objectives affected and will not be able to formally conclude as to the remediation of this control deficiency until completion of its assessment of internal control over financial reporting for 2005.

          The second material weakness was that the Company did not maintain effective controls over the accounting for income taxes, including income taxes payable, deferred income tax assets and liabilities and the related income tax provision. Specifically, the Company did not have effective controls over the reconciliation between the tax and financial reporting bases of the Company's assets and liabilities with its deferred income tax assets and liabilities. Additionally, there was a lack of oversight and review over the income taxes payable, deferred income tax assets and liabilities and the related income tax provision accounts by accounting personnel with appropriate expertise in income tax accounting. This control deficiency resulted in an audit adjustment to the fourth quarter 2004 consolidated financial statements. Additionally, this control deficiency could result in a misstatement of the income taxes payable, deferred income tax assets and liabilities and the related income tax provision accounts that would result in a material misstatement to annual or interim financial statements that would not be prevented or detected.

          The material weakness resulted in an audit adjustment related to an acquisition which occurred in 2002. On May 2, 2002, the Company purchased Tiburon, Inc. At the time the Company recorded the transaction, the Company failed to provide deferred taxes on the indefinite lived intangibles in accordance with SFAS 109. As a result, since 2002, the Company's goodwill and deferred tax liabilities were understated by $2,070,000. The entry required to correct this situation was a balance sheet reclassification which had no effect on previously reported net income. In addition, we concluded that this amount was not material to the balance sheets. As a result, we concluded that no restatement was necessary.

          To address this material weakness the Company has engaged an outside tax consultant, other than from the Company's independent registered public accounting firm, and has implemented an ongoing training program to enhance the capabilities of its internal tax personnel. As it relates to this engagement of the outside tax consultant, the analysis and reconciliation of the various tax accounts is not yet complete, therefore the remediation of this control deficiency is not complete and thus this matter continues to be classified as a material weakness.

          The third material weakness was that the Company did not maintain effective control over the accounting for and review of significant, non-routine transactions. Specifically, the Company did not have effective controls over the accounting for a non-routine change order to a customer contract to ensure that the accounting for the change order was in accordance with generally accepted accounting principles. Additionally, this control deficiency could result in a misstatement of contract revenues, contract costs in excess of billings and accounts receivables that would result in a material misstatement to annual or interim financial statements that would not be prevented or detected.

          The amount involved as it related to the Statement of Operations was $1.5 million. The reportable event occurred during the fourth quarter of 2004. This transaction impacted contract revenues, contract costs in excess of billings and accounts receivables. This control deficiency resulted in an audit adjustment to the fourth quarter 2004 financial statements to reverse the recognition of this transaction. We did not restate nor do we intend to restate any prior period for this adjustment because as a result of recording this adjustment the transaction was recorded in the first quarter of 2005, which was the appropriate reporting period.

          To address this material weakness, the Company has instituted new formal procedures requiring the accounting for all significant, non-routine transactions to be documented and submitted to the Corporate Accounting Group for approval. CompuDyne management has implemented controls to achieve the control objective related to the material weakness; therefore, we have concluded that the material weakness related to Ineffective Controls over the Accounting for Non-Routine Change Orders has been fully remediated and no longer is considered to represent an internal control deficiency.

     3. PLEASE PROVIDE US WITH A SCHEDULE OF YOUR FISCAL YEAR END DECEMBER 31, 2004 FOURTH QUARTER ADJUSTMENTS RECORDED IN CONNECTION WITH OR AS A RESULT OF THE AUDIT. CLEARLY EXPLAIN THE REASON FOR EACH ADJUSTMENT. FOR EACH ADJUSTMENT, SHOW US THE IMPACT ON PRE-TAX NET LOSS. QUANTIFY THE NET EFFECT OF ALL ADJUSTMENTS ON PRE-TAX NET INCOME (LOSS). ALSO, TELL US IF ANY OF THE ADJUSTMENTS RELATE TO A PRIOR PERIOD. EXPLAIN IN DETAIL WHY YOU BELIEVE THE TIMING OF EACH ADJUSTMENT IS APPROPRIATE.

          RESPONSE: Attached is a schedule (Attachment III) of the Company's fiscal year end fourth quarter adjustments recorded in connection with or as a result of the audit.

As requested in your letter, CompuDyne Corporation acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please contact the undersigned at (410) 224-4415 (x312) should you have any questions regarding this response.

Sincerely,

/s/ W.C. Rock

W.C. Rock
Corporate Secretary

Attachments

cc:  Geoffrey Feidelberg, CFO
     PricewaterhouseCoopers LLP

--------------------------------------------------------------------------------
Deficiencies in Internal Controls       The Company is in the process of
                                        evaluating its control deficiencies
                                        identified in its evaluation of internal controls over financial reporting. As a result, there are believed to be 2 material weaknesses and 56 significant deficiencies based on management's most recent version of the summary of aggregated deficiencies (SAD) provided on March 14, 2005. We are in the process of evaluating the SAD and will report our conclusions on material weaknesses and significant deficiencies at a subsequent meeting.

                                        Material weaknesses identified are for
                                        accounting for income taxes and
                                        accounting for significant or unusual
                                        transactions and are planned to be
                                        reported in an 8-K by the Company.

                                        See SAD for additional details on the
                                        significant deficiencies.
--------------------------------------------------------------------------------

                                                                   ATTACHMENT II
----------------------------------------------------------------------------------------------------------
CompuDyne Corporation                       Updated      6/27/2005
----------------------------------------------------------------------------------------------------------
SAD - Attachment to the Representation Letter
----------------------------------------------------------------------------------------------------------
Summary Of Aggregated Differences (SAD)
----------------------------------------------------------------------------------------------------------
December 31, 2004
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
      #            Significant      Business Cycle    Sub process         Financial         Information
                      Entity                                              Statement         Processing
                                                                          Assertions        Objectives
----------------------------------------------------------------------------------------------------------
   ISS-42         Institutional       Non-Routine     Non-routine            C,PD               V
                 Security Systems                     transaction


----------------------------------------------------------------------------------------------------------
   CORP-30          CompuDyne         Non-routine          Taxes             C,PD              C/A/V
                    Corporate


----------------------------------------------------------------------------------------------------------
   CORP-26          CompuDyne         Non-routine          Taxes             C, V              C/A/V
                    Corporate

----------------------------------------------------------------------------------------------------------
   CORP-27          CompuDyne         Non-routine          Taxes             C, V              C/A/V
                    Corporate
----------------------------------------------------------------------------------------------------------
   CORP-29          CompuDyne         Non-routine          Taxes               C               C/A/V
                    Corporate

----------------------------------------------------------------------------------------------------------
   CORP-28          CompuDyne         Non-routine          Taxes             C, V              C/A/V
                    Corporate

----------------------------------------------------------------------------------------------------------
   FSI-44          Fiber SenSys        Financial         Month-end           C, V              C/A/V
                                       Reporting

----------------------------------------------------------------------------------------------------------
   ISS-24         Institutional         Revenue          Invoicing          C, E, R              C
                 Security Systems

----------------------------------------------------------------------------------------------------------
   ISS-43         Institutional       Expenditures       Receiving          C, R, V             C/A
                     Security
                     Systems

----------------------------------------------------------------------------------------------------------
  ISS-57 & AP-18  Institutional        Month-End       Journal Entry      C, E, R, V             V
  ISS-040 &          Security
    AP-004          Systems &
                      Attack
                    Protection

----------------------------------------------------------------------------------------------------------
   PSJ-05        Public Safety &      All Cycles        All Cycles           C, E              C,A,V
                     Justice

----------------------------------------------------------------------------------------------------------
   PSJ-16        Public Safety &         Cash              Cash                V                 E
                     Justice          Disbursement/    Disbursements
                                      Purchasing          (wires)

----------------------------------------------------------------------------------------------------------
   PSJ-35        Public Safety &       Financial       Compliance            C,A,V             C,M,P
                     Justice           Reporting       with GAAP

----------------------------------------------------------------------------------------------------------
   PSJ-48        Public Safety &       Financial         Standard/           C,A,V               M
                     Justice          Reporting/       Non-standard
                                      Non-Routine          J/E's



----------------------------------------------------------------------------------------------------------
   PSJ-29        Public Safety &        Revenue             ETC              C,A,V             E,C,M
                     Justice

----------------------------------------------------------------------------------------------------------
   PSJ-04        Public Safety &        Revenue             ETC               A,V              E,C,M
                     Justice

----------------------------------------------------------------------------------------------------------
   PSJ-30        Public Safety &        Revenue           ETC/EAC            C,A,V              E,C
                     Justice

----------------------------------------------------------------------------------------------------------
   PSJ-45        Public Safety &        Revenue         Maintenance          C,A,V               M
                     Justice                              Revenue
                                                        Recognition

----------------------------------------------------------------------------------------------------------
   EL 11            CompuDyne           Control           Control             N/A               CA
                                      Environment       Environment

----------------------------------------------------------------------------------------------------------
   EL 12            CompuDyne           Control           Control             N/A               N/A
                                      Environment       Environment

----------------------------------------------------------------------------------------------------------
   Num             Significant        Business Cycle    Sub process
                      Entity
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
   IT-Con1             All                 All              All

   82.a.
----------------------------------------------------------------------------------------------------------



  --------------------------------------------------------------------------------------------------------------------------
             Control Deficiency                   Account,              $ Amount              Gross        Gross Exposure
                                                Transaction,                                Exposure          Interim
                                                 Disclosure                                  Annual
  --------------------------------------------------------------------------------------------------------------------------
  Verbal information provided to CDCY             Various                  N/A                 N/A               N/A
  Corporate from the segments is not
  supported by the written documents.

  There was a material audit adjustment
  related to a non-routine change order
  identified as part of the audit.  The
  Company did not have effective controls
  over the accounting for non-routine
  change orders to a customer contract to
  ensure that the accounting for the
  change order was in accordance with
  GAAP.
  --------------------------------------------------------------------------------------------------------------------------
  Lack of evidence that calculations and      Tax accounts and              Net deferred Tax Liability $2,072,000
  workpapers for the quarterly and annual        disclosure
  income tax provision, including but
  limited to the support for the
  permanent and temporary book/tax
  adjustments, determination of the
  valuation allowance, and tax reserves,
  are appropriately reviewed and approved
  by CDCY personnel with adequate tax
  knowledge.  Lack of reconciliation of
  deferred tax accounts and lack of
  evidence that the income tax footnote
  is appropriately reviewed and approved
  by CDCY personnel with adequate tax
  knowledge.
  --------------------------------------------------------------------------------------------------------------------------
  Off-site employee performs quarterly        Tax accounts and              Net deferred Tax Liability $2,072,000
  income tax estimating with no formal           disclosure
  evidence of the segment review after
  preparation of the estimate.  The
  segments VP of Finance do obtain and
  review the quarterly filings, prior to
  payment, however there is no evidence
  of their review.
  --------------------------------------------------------------------------------------------------------------------------
  Segments monitor their state accruals       Tax accounts and              Net deferred Tax Liability $2,072,000
  throughout the year.                           disclosure
  --------------------------------------------------------------------------------------------------------------------------
  State tax returns prepared at E&Y after     Tax accounts and              Net deferred Tax Liability $2,072,000
  CDCY controller comments on draft.             disclosure
  From that point, all interaction is
  with divisions through the final step
  of mailing and paying amounts due.
  There should be more corporate
  oversight of this process.
  --------------------------------------------------------------------------------------------------------------------------
  Internal tax accountant sends               Tax accounts and              Net deferred Tax Liability $2,072,000
  information to E&Y without review by           disclosure
  Corporate senior management.
  --------------------------------------------------------------------------------------------------------------------------
  PwC noted that a legal receivable had       Various accounts      Legal Receivable
  to be written-off at year-end because                                 $121,000          $121,000            $121,000
  it was prematurely recorded (based on
  FAS 140).  This indicates that there
  was a lack of review and authorization
  regarding unusual and significant
  transactions.
  --------------------------------------------------------------------------------------------------------------------------
  There is no way to verify that all           AR / Unbilled      1st Qtr =               $17,107,000.00      $4,700,000.00
  invoices billed at the division offices                         $4,487,018.77
  have been entered in Penta except for                           2nd Qtr =
  Norshield and Airteq.                                           $4,230,290.23
                                                                  3rd Qtr =
                                                                  $4,697,066.97
                                                                  4th Qtr =
                                                                  $3,692,414.80
                                                                  Total 2004 =
                                                                  $17,106,790.77
  --------------------------------------------------------------------------------------------------------------------------
  ISS - As of 12/31/2004 there was no           Non Service            $16,375,757
  3-way match performed for ISS for items      related items                              $16,400,000.00      $4,100,000.00
  shipped to project sites. Project           shipped to a job
  Manager approved the invoice based on         site - COGS
  his knowledge whether a shipment
  ordered has been received or not or
  based on a verbal information from
  superintendent. Per Stacey, the control
  has been remediated in 2005.

  It should be noted that when Norment is
  acting to only supply material and not
  install it, no receiving documents will
  be available.
  --------------------------------------------------------------------------------------------------------------------------
  Based on the results of tests of                  All           1st Qtr = $347,342.62
  control activities over the General                             2nd Qtr = $259,375.15   $1,208,000.00       $388,000.00
  Journal Entry review and approval                               3rd Qtr = $388,253.85
  process, we noted several exceptions.                           4th Qtr = $213,338.34
  The exceptions consist of lack of                                   Total 2004 =
  documented review and approval.                                     $1,208,399.96

  Also, the Vice President of Finance did
  not document/evidence his review and
  approval of standard journal entries.

  [Note: Auditor tested 127 (100%) of
  December 2004 General Journal Entries;
  Exceptions were limited to entries
  prepared by the Controller or CFO.]

  A mitigating control is that
  reconciliations are prepared monthly
  for all balance sheet accounts.
  --------------------------------------------------------------------------------------------------------------------------
  The procedures are in place requiring       Various accounts             n/a                 0                 0
  appropriate review and approval
  however, evidence for several control
  activities is not maintained.
  Therefore, the effectiveness of the
  activity is unable to be tested or
  verified.

  See PSJ-29 for Revenue
  --------------------------------------------------------------------------------------------------------------------------
  Wires can be processed by a single         Cash / Accounts          86 wires @ $2,500,000 of outgoing wires in 2004.
  employee without a review & approval       Payable
  control activity. The Company as not
  established a control activity
  separating the initiation of wire
  transactions from the approval of those
  transactions.  The bank reconciliations
  are a mitigating control and wire
  transactions are listed separately.
  Additionally, daily and weekly cash
  reports are filed with the Parent
  company further mitigating the risk of
  invalid material transactions.
  --------------------------------------------------------------------------------------------------------------------------
  PWC noted during the financial             Disclosure               None
  statement audit, the following
  instances relative to application of                                Reclass issue
  GAAP:
     - Retention was in the wrong bucket;                             Lease issue was potential for 4k misstatement only.
  current retention was disclosed as
  non-current                                                         See PSJ-42 for Lease issue
   - CorrLogic: breakout of Maintenance
  Revenue and One-time revenue was not
  done.  One-time revenue included
  maintenance revenue.
   - During testing of operating leases,
  PWC noted that the Company has not been
  analyzing the impact of the effect of
  straight-lining the rent payments for
  its operating leases.  This indicates
  that the Company did not properly apply
  GAAP related to deferred rent.
  --------------------------------------------------------------------------------------------------------------------------
  Review of Management's RCM                 Revenue                  Unbilled AR -        10,400,000           N/A
  documentation: No specific key controls                         $8.8m(Q1), $9.7(Q2),
  over the unbilled                                               $10.5(Q3), $10.4(Q4)
  receivables/collectibility of those                                  ($millions)
  receivables or review of the unbilled
  aging, etc.
  --------------------------------------------------------------------------------------------------------------------------
  There is no evidence of formal approval    Evidence issue       Evidence issue              N/A               N/A
  of a number of steps in the monthly
  processes associated with revenue
  reporting.  These include PM approval
  of labor actual reports, missing or
  late timesheets, and project detail
  reports.  Also, reconciliation of Axium
  to WIP does not have evidenced approval.

  See PSJ-05
  --------------------------------------------------------------------------------------------------------------------------
  The Quarterly Project Review meeting       Revenue              Monthly Revenue @ $4,000,000
  was not held for Q4.  These meetings
  are deemed a key control by the Company
  as this is where Senior Mgt. reviews
  significant projects including revenue
  margins etc.

  Mitigating controls exist including the
  weekly senior management updates and
  meetings held each Monday.  In support
  of these meetings each senior manager
  provides a 1 page write-up discussing
  the significant issues within their
  areas of responsibility.  Additionally,
  the COO held Q4 review meetings among
  the Operations staff in which the
  detailed project numbers were reviewed.
  --------------------------------------------------------------------------------------------------------------------------
  The Bookings Roster and the WIP            Revenue / COGS       Change orders = @        2,000,000          500,000
  spreadsheet are reconciled on a monthly                         $2,000,000
  basis with reconciling items listed as
  part of the completed schedule.
  Disposition of the reconciling items is
  not settled as part of a systematic
  control activity.  This could result in
  revenue recognition on invalid change
  orders because the reconciliation back
  to the Bookings Roster is the control
  activity that ensures the Company has a
  fully executed contract/change order
  from the client.  This deficiency is
  limited to Change orders because all
  other WIP items require a unique
  project number (assigned by the
  Contracts Administrator) prior to the
  commencement of any revenue
  recognition.  The Company identified
  this issue and is the process of
  quantifying and resolving all material
  reconciling items which existed at
  12/31/04.
  --------------------------------------------------------------------------------------------------------------------------
  Pac selected a maintenance invoice for     Maintenance          2004 Maintenance Revenue
  the City of Reno. (Invoice 242237)         Revenue              $14,500,000
  noting cash receipt on 10/4/04 w/o/e.
  Pwc notes that based on examination of                          Isolated Instance - $15,233
  the invoice and the cash receipt, Pwc
  notes that revenue was recognized
  prematurely on this maintenance
  contract in the amount of $15,233.
  Revenue is recognized improperly.
  --------------------------------------------------------------------------------------------------------------------------
  In our efforts to comply with SOX 404,                                 Various              N/A               N/A
  an overall theme/deficiency surfaced
  that CompuDyne had an insufficient
  complement of personnel with an
  appropriate level of accounting
  knowledge, experience and training in
  the application of generally accepted
  accounting principles ("GAAP") to
  support the size, complexity, operating
  activities or locations of the
  Company.  This lack of a sufficient
  complement of personnel precluded us
  from maintaining an effective control
  environment as established by COSO.
  --------------------------------------------------------------------------------------------------------------------------
  In our efforts to comply with SOX 404,                                 Various              N/A               N/A
  an overall theme/deficiency surfaced
  that CompuDyne had an ineffective
  control environment as established by
  COSO.  This was evident by the numerous
  control deficiencies identified
  throughout the SOx evaluation.  As they
  were numerous deficiencies it should be
  noted that 86% of the deficiencies were
  control deficiencies.
  --------------------------------------------------------------------------------------------------------------------------
  --------------------------------------------------------------------------------------------------------------------------
                   Control Deficiency Including Compensating Controls



  --------------------------------------------------------------------------------------------------------------------------
  Within the accounting and administrative systems at Compudyne corporate headquarters as well as its divisions, user access has not been segregated or evidence to verify segregation of access such as a user listing from the system cannot be provided. This access allows the users to add, modify, or delete any financial transaction within these applications. There is no direct monitoring of the activities of these users. However, this access does not allow these users to modify the application programs, which are third-party software packages.
  --------------------------------------------------------------------------------------------------------------------------


 -----------------------------------------------------------------------------------------------------------
    Upper limit       Adjusted Exposure    Adjusted Exposure       Deficiency         Type of Deficiency
   deviation rate           Annual              Interim              Impact              (CD,SD, MW)


 -----------------------------------------------------------------------------------------------------------
         N/A                  N/A                  N/A           Control Design               MW
                                                                   Deficiency


 -----------------------------------------------------------------------------------------------------------
        100%              2,072,000             518,000          Control Design               MW
                                                                   Deficiency


 -----------------------------------------------------------------------------------------------------------
        100%              2,072,000             518,000          Control Design               SD
                                                                   Deficiency


 -----------------------------------------------------------------------------------------------------------
        100%              2,072,000             518,000          Control Design               SD
                                                                   Deficiency


 -----------------------------------------------------------------------------------------------------------
        100%              2,072,000             518,000          Control Design               SD
                                                                   Deficiency


 -----------------------------------------------------------------------------------------------------------
        100%              2,072,000             518,000          Control Design               SD
                                                                   Deficiency


 -----------------------------------------------------------------------------------------------------------
        100%                   $                    $              Operating                  SD
                          121,000.00           121,000.00        Effectiveness
                                                                   Deficiency


 -----------------------------------------------------------------------------------------------------------
        100%              $17,107,000.00       $ 4,700,000.00    Control Design               SD
                                                                   Deficiency


 -----------------------------------------------------------------------------------------------------------
        100%              $16,400,000.00       $ 4,100,000.00    Control Design               SD
                                                                   Deficiency


 -----------------------------------------------------------------------------------------------------------
        100%              $ 1,208,000.00        $  388,000.00      Operating                  SD
                                                                 Effectiveness
                                                                   Deficiency


 -----------------------------------------------------------------------------------------------------------
        100%                  0                    0             Control Design               SD
                                                                   Deficiency


 -----------------------------------------------------------------------------------------------------------
        100%              2,500,000             625,000          Control Design               SD
                                                                   Deficiency


 -----------------------------------------------------------------------------------------------------------
        100%                  0                    0               Operating                  SD
                                                                 Effectiveness
                                                                  Deficiency.


 -----------------------------------------------------------------------------------------------------------
        100%              10,400,000              N/A            Control Design               SD
                                                                   Deficiency


 -----------------------------------------------------------------------------------------------------------
        N/A                  N/A                  N/A              Operating                  SD
                                                                 Effectiveness
                                                                   Deficiency


 -----------------------------------------------------------------------------------------------------------
        100%              48,000,000           12,000,000          Operating                  SD
                                                                 Effectiveness
                                                                   Deficiency


 -----------------------------------------------------------------------------------------------------------
        100%              2,000,000             500,000          Control Design               SD
                                                                   Deficiency


 -----------------------------------------------------------------------------------------------------------
        100%              14,500,000           3,625,000           Operating                  SD
                                                                 Effectiveness
                                                                   Deficiency


 -----------------------------------------------------------------------------------------------------------
        N/A                  N/A                  N/A                 N/A                     MW


 -----------------------------------------------------------------------------------------------------------
        N/A                  N/A                  N/A                 N/A                     SD

 -----------------------------------------------------------------------------------------------------------
 -----------------------------------------------------------------------------------------------------------
                                                                   Deficiency       Aggregation of the IT
                                                                     Impact              Significant
                                                                                       Deficiencies and
                                                                                     Material Weaknesses
 -----------------------------------------------------------------------------------------------------------
                                                                Design             Significant Defieciency
                                                                Deficiency


 -----------------------------------------------------------------------------------------------------------

                                                                  ATTACHMENT III


          Fiscal Year End December 31, 2004 Fourth Quarter Adjustments
             Recorded in Connection With or As a Result of the Audit
                                 (in thousands)



                                                              Dr.         Cr.
A. Goodwill                                                 $2,070
            Deferred tax liablility                                     $2,070

   Reason: the Company failed to record a deferred tax liability in accordance with SFAS 109 for the indefinite lived intangibles acquired in the 2002 Tiburon acquisition.
   Impact on pre-tax net loss:  none.
   This adjustment relates to 2002.
   This balance sheet reclassification was reflected in the 2004 balance sheet and reclassified in the 2003 balance sheet in the 2004 Form 10-K.


                                                              Dr.         Cr.
B. Contract revenues earned                                 $1,526
   Billings in excess of contract costs incurred                21
   Contract costs in excess of billings                        861
            Accounts receivable                                         $2,408

   Reason: a non-routine change order to a customer contract was originally recorded in the fourth quarter of 2004. Upon further scrutiny of the underlying documentation, it was determined that this transaction should not be recorded in 2004 but in the first quarter of 2005. This reversing entry removes this transaction from 2004 and the transaction was properly recorded in the first quarter of 2005.
   Impact on pre-tax net loss:  increased by $1,526.
   This adjustment does not relate to a prior period.


                                                              Dr.         Cr.
C. Sales                                                      $ 36
   Billings in excess of contract costs incurred                 4
   Cost of sales                                                 3
   Accounts payable                                             22
            Sales                                                         $  5
            Cost of goods sold                                              24
            Accounts receivable                                             36

   Reason: this journal entry reverses an erroneous billing for product not shipped by year end.
   Impact on pre-tax net loss:  increased by $10.
   This adjustment does not relate to a prior period.
   The adjusting entry was appropriately recorded in the fourth quarter of 2004 as that is when the erroneous entry was recorded.

                                                              Dr.         Cr.
D. Accounts receivable                                       $ 220
            Contract costs in excess of billing                          $ 220

   Reason: this journal entry reverses an accounts receivable entry for a billing which was issued but not mailed by year end.
   Impact on pre-tax net loss:  none.
   This adjustment does not relate to a prior period.
   This billing belongs in 2005 and not 2004 as it was not mailed.
   This reversing entry is a proper 2004 fourth quarter adjustment.


                                                              Dr.         Cr.
E. Billings in excess of contract costs incurred             $ 448
   Sales                                                       197
   Cost of sales                                                49
   Inventories                                                  18
            Contract costs in excess of billings                         $ 426
            Accounts receivables                                           219
            Inventories                                                     67

   Reason: this journal entry adjusts the Norshield unit's results from percentage of completion accounting to recognizing revenue when product is shipped. Impact on pre-tax net loss: increased by $246 (cumulative through December 31, 2004). This unit had used percentage of completion accounting since its inception in 1981. At the recommendation of our independent registered public accounting firm, this adjustment was recorded. This entry was not material to any prior quarters or years or the fourth quarter of 2004 when it was recorded.


                                                              Dr.         Cr.
F. SG&A expense                                               $ 44
            Accounts payable                                              $ 44

   Reason: this entry records a recruiting fee invoice for services performed in 2004 but not accrued for at December 31, 2004.
   Impact on pre-tax net loss:  increased by $44.
   This adjustment does not relate to a prior period.
   The accrual for this expense is a fourth quarter 2004 item and therefore is properly recorded as adjusted.

                                                              Dr.         Cr.
G. SG&A expense                                              $ 121
            Accounts receivable                                          $ 121

   Reason: this entry reverses a receivable for a judgment which should not have been recorded until payment terms were agreed to by all parties.
   Impact on pre-tax net loss:  increased by $121.
   This adjustment relates to 2002 and was determined to be immaterial to 2002 and the fourth quarter of 2004. Under SFAS 140 the judgment receivable should not have been recorded until payment terms were agreed to by all parties.


                                                              Dr.         Cr.
H. Cost of sales                                              $ 83
            Inventories                                                   $ 83

   Reason: the overhead allocation method used by one division allocated overhead to items of inventory that did not involve conversion or had not yet entered into conversion.
   Impact on pre-tax net loss:  increased by $83.
   This adjustment does not relate to a prior period and is properly recorded in the fourth quarter of 2004. The timing is appropriate as it relates to the year end inventory valuation.


                                                              Dr.         Cr.
I. Bad debt expense                                           $ 37
            Allowance for doubtful accounts                               $ 37

   Reason: the company reserved for the unbilled receivable portion of a customer's payable to the Company. This entry reserves for the entire customer relationship.
   Impact on pre-tax net loss:  increased by $37.
   This adjustment does not relate to a prior period and is a proper fourth quarter 2004 adjustment. The timing is appropriate as the estimate to reserve was based on a year end evaluation and has been properly treated as a change in estimate.


                                                              Dr.         Cr.
J. Income tax expense                                         $ 18
            Taxes receivable                                              $ 18

   Reason: this entry writes off an uncollectible state tax refund. Impact on pre-tax net loss: increased by $18.
   This adjustment relates to an acquisition made in 2002 and was not material to any prior quarters or years or the fourth quarter of 2004 when it was recorded.


The net effect of adjustments A-J on pre-tax loss was to increase the pre-tax loss by $2,085.